Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	brad.shiffman@blankrome.com

December 29, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Beverly Singleton

Kevin Woody

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	Novus Capital Corporation II

Amendment No. 1 to Registration Statement on Form S-4

Filed November 24, 2021

File No. 333-260307

Dear Ms. Singleton and Mr. Woody,

On behalf of our client, Novus Capital Corporation II, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-4 of the Company filed with the Commission on November 24, 2021 (collectively, the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Laikin, the Company’s Chief Executive Officer, dated December 8, 2021, from the staff of the Commission (the “Staff”) and other updated information. For your convenience, we are also providing copies of Amendment No. 2, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

December 29, 2021

Form S-4/A, Filed November 24, 2021

Certain U.S. Federal Tax Considerations of the Redemption and the Business Combination, page 138

1.	We note your response to comment 1, and reissue our comment in part. You disclose that you intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. To the extent you believe that the merger qualifies as a reorganization within Section 368(a) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and elsewhere to state that it is uncertain whether the merger will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including summary of the tax consequences if the merger fails to qualify as a 368(a) reorganization.

Response: The Company respectfully notes the Staff’s comment and its opinion is being attached to Amendment No. 2 as Exhibit 8.1. The Company has also revised the disclosure under the caption "U.S. Federal Income Tax Considerations of The Business Combination for Energy Vault’s Stockholders" on pages 148-151 accordingly.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 885-5442 or my colleague, Peter Melampy at (212) 885-5372 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Brad L. Shiffman